EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in Millions)
Net Income attributable to Tenneco Inc.	$207	$356	$241	$225	$182
Add:
Interest expense	73	92	67	91	80
Portion of rentals representative of the interest factor	24	21	20	21	19
Income tax expense	70	—	146	131	122
Noncontrolling interests	67	68	54	44	38
Amortization of interest capitalized	5	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	—	1	(1)	—
Earnings as defined	$447	$541	$533	$513	$445
Interest expense	$73	$92	$67	$91	$80
Interest capitalized	8	6	6	5	4
Portion of rentals representative of the interest factor	24	21	20	21	19
Fixed charges as defined	$105	$119	$93	$117	$103
Ratio of earnings to fixed charges	4.26	4.55	5.73	4.38	4.32